UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vista Credit Strategic Lending Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839L107
(CUSIP Number)

Monica J. Shilling, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York (212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Vista Credit BDC Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON PN
(1)Based on information provided by the Issuer as of March 26, 2024, reflecting 5,850,392.830 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS Vista Credit GP Holdco, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON OO, HC
(1)Based on information provided by the Issuer as of March 26, 2024, reflecting 5,850,392.830 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS VHG Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,067.297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,067.297
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,067.297
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14		TYPE OF REPORTING PERSON PN
(1)Based on information provided by the Issuer as of March 26, 2024, reflecting 5,850,392.830 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS VEP Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,317.297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 596,317.297
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,317.297
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14		TYPE OF REPORTING PERSON OO, HC
(1)Based on information provided by the Issuer as of March 26, 2024, reflecting 5,850,392.830 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS Robert F. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,317.297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 596,317.297
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,317.297
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14		TYPE OF REPORTING PERSON IN
(1)Based on information provided by the Issuer as of March 26, 2024, reflecting 5,850,392.830 shares of Common Stock of the Issuer issued and outstanding as of such date.
This Amendment No. 4 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023, as amended by Amendment No. 1 filed with the SEC on November 9, 2023, as amended by Amendment No. 2 filed with the SEC on December 6, 2023 and as amended by Amendment 3 filed with the SEC on December 21, 2023 (as amended, the “Existing Schedule 13D”). Except as set forth herein, the Existing Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
Pursuant to the Issuer's capital drawdown notice in respect of VHG's aggregate capital commitment of $50,000,000, on March 26, 2024 VHG purchased 218,684.510 shares of Common Stock at a price of $19.60 per share of Common Stock, for an aggregate purchase price of $4,286,216.39. The source of funds for such purchase was working capital. After giving effect to the reported purchase, VHG's remaining uncalled capital commitment is $37,552,127.89.

Item 5. Interest in Securities of the Issuer.
Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)The following information is as of the date hereof and assumes there are 5,850,392.830 shares of Common Stock outstanding as of March 26, 2024, based on information furnished by the Issuer.

The Adviser is the direct beneficial owner of 1,250 shares of Common Stock. The Common Stock held by the Adviser represents 0.02% of the Common Stock outstanding as of the date of this Statement. Holdco is the sole general partner of the Adviser. Holdco’s sole member is VEP Group.

VHG is the direct beneficial owner of 595,067.297 shares of Common Stock. The Common Stock held by VHG represents 10.2% of the Common Stock outstanding as of the date of this Statement. VEP Group is the general partner of VHG.

Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by the Adviser and VHG. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Statement shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b)By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c)Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock since December 20, 2023 (the date that Amendment No. 3 to the Existing Schedule 13D was filed with the SEC).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024

VISTA CREDIT BDC MANAGEMENT, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VISTA CREDIT GP HOLDCO, LLC

By:	VEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VHG CAPITAL, L.P.

By:	VEP Group, LLC
Its	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VEP GROUP, LLC
By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

/s/ Robert F. Smith
Robert F. Smith